

March 21, 2023

David L. Goodin
President and Chief Executive Officer
Knife River Holding Company
1150 West Century Avenue
Bismarck, ND 58503

> **Re:  Knife River Holding Company**
> **Registration Statement on Form 10-12B**
> **Filed March 10, 2023**
> **File No. 001-41642**

Dear David L. Goodin:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 filed on March 10, 2023

Notes to Unaudited Pro Forma Consolidated Financial Statements
Note 2 - Transaction Accounting Adjustments, page 58

1.  Please expand your disclosure to clarify the nature of the additional employee-related assets and obligations that will be given pro forma effect in adjustment C.

2.  We note the reclassification of certain transactions historically included in related-party accounts to be given pro forma effect in adjustment D. Please tell us more about your conclusion that the 19.9% retention of Knife River Holding Company by MDU Resources is not reflective of a related-party relationship as contemplated in FASB ASC 850.

Note 3 - Autonomous Entity Adjustments, page 60

3.     Please expand your disclosures for pro forma adjustments J and K to describe any material uncertainties and assumptions associated with each autonomous entity adjustment.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the mining related matters. Please contact Anuja Majmudar, Attorney-Adviser, at (202) 551-3844 or Kevin Dougherty, Attorney-Adviser, at (202) 551-3271 with any other questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Energy & Transportation

cc:    John L. Robinson